                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           ---------------------------


                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER

                     Pursuant to Rule 13a - 16 and 15d - 16
                     of the Securities Exchange Act of 1934


For the quarter ended June 30, 2002               Commission File Number 1-14916


                        BROOKFIELD PROPERTIES CORPORATION
                 (Translation of registrant's name into English)

                                    BCE PLACE
                                 181 BAY STREET
                                   SUITE 4400
                                TORONTO, ONTARIO
                                 CANADA M5J 2T3
                                 (416) 359-8600
                  (Address and telephone number of registrant's
                   principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [  ]         Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                            Yes [  ]         No [X]

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           BROOKFIELD PROPERTIES CORPORATION




                                           By: (signed)  Steven J. Douglas
                                              ----------------------------------
                                              Name:  Steven J. Douglas
                                              Title: Executive Vice President &
                                                     Chief Executive Officer

Date:  August 28, 2002

                                  EXHIBIT LIST

Exhibit   Description
-------   -----------

99.1 Second Quarter Report of Brookfield Properties Corporation for the six months ended June 30, 2002